Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated March 25, 2025

Relating to Prospectus dated February 13, 2024

Registration Statement No. 333-276847

GENELUX CORPORATION

Financial Update

Genelux Corporation (the “Company”) estimates that its cash, cash equivalents and short-term investments as of December 31, 2024 were approximately $30.9 million. The Company has not yet completed its quarter-end or year-end financial close process for the quarter and year ended December 31, 2024. This estimate of the Company’s cash, cash equivalents and short-term investments as of December 31, 2024 is preliminary, has not been audited and is subject to change upon completion of the Company’s financial statement closing procedures. Additional information and disclosure would be required for a more complete understanding of the Company’s financial position and results of operations as of December 31, 2024. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary result and accordingly, does not express an opinion or any other form of assurance about it.

Phase 1b/2 Clinical Trial Data Release

On March 25, 2025, the Company and Newsoara BioPharma Co., Ltd., a pre-commercial-stage biopharmaceutical company, announced preliminary safety and anti-tumor activity data from the dose escalation Phase 1b portion of the companies’ co-sponsored ongoing Phase 1b/2 clinical trial (OLVI-VEC-SCLC-202) of Olvi-Vec immunochemotherapy in patients with platinum-relapsed or platinum-refractory extensive small cell lung cancer.

Favorable Safety and Tolerability Profile

●	Systemic administration of Olvi-Vec via intravenous delivery demonstrated a manageable safety and tolerability profile, consistent with previous findings in other clinical studies of the investigational immunochemotherapy. Treatment-related adverse events were mostly mild to moderate, including fever, anemia, reduced lymphocyte counts, and nausea. No maximum tolerated dose has been reached to date.

Antitumor Activity

●	Preliminary evidence indicates anti-tumor effect from Olvi-Vec immunochemotherapy. Five of the seven (71%) evaluable participants for anti-tumor response achieved disease control as the best response. The five participants with disease control showed reductions in all of their individual target lesions. All seven evaluable participants had documented disease progression at baseline before joining this study.

●	Of the five participants with disease control, two participants exhibited a partial response according to RECIST 1.1. Notably, the first participant in the current dose escalation cohort, who remains on treatment, experienced a tumor reduction of approximately 79%. Additionally, the three remaining participants with disease control, including one individual with three prior lines of treatment, achieved stable disease at lower dose cohorts, with tumor size reductions ranging from 24% to 29.2%.

The Company anticipates reporting an interim readout of updated data in the second half of 2025.

FDA Correspondence

On March 25, 2025, the Company announced that it had concluded a productive Type D meeting with the U.S. Food and Drug Administration (FDA) for Olvi-Vec in the treatment of platinum resistant/refractory ovarian cancer (PRROC). In response to a question seeking the FDA’s guidance on the Company’s expectations regarding a confirmatory trial based on the Phase 3 OnPrime/GOG-3076 registration trial (Phase 3 trial) results, the FDA responded that “As stated previously, an interim analysis of overall survival (OS) should be planned at the time of the primary progression-free survival (PFS) analysis. If a clinically meaningful PFS advantage is demonstrated in the absence of a decrement in OS, this could potentially support traditional approval.” The FDA further recommended the Company request a pre-BLA meeting with FDA with topline safety and efficacy data following completion of the trial so that the FDA may discuss next steps.

The Company anticipates reporting topline results from the Phase 3 trial in the first half of 2026.

Phase 2 VIRO-25 Trial

For the Company’s Phase 2 VIRO-25 trial in the United States, the Company anticipates reporting a readout of interim results in the second half of 2025.

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The Company has filed a registration statement (including a prospectus) with the SEC relating to the offering of its securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering of its securities. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus when available.